SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 4
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STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[  ] CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16.  FORM 4 OR
     5 OBLIGATIONS MAY CONTINUE.

1.  NAME AND ADDRESS OF REPORTING PERSON
---------------------------------------
Pathipati, Narendra M.
400 Three Springs Drive
Weirton, WV   26062


2.  ISSUER NAME AND TICKER OR TRADING SYMBOL
--------------------------------------------
Weirton Steel Corporation
WS

3.  IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON
-----------------------------------------------------



4.  STATEMENT FOR MONTH/YEAR
----------------------------
06/00

5.  IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR)
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6.  RELATIONSHIP OF REPORTING PERSON TO ISSUER
    (CHECK ALL APPLICABLE)
-----------------------------------------------
[ ]  DIRECTOR            [ ]  10% OWNER
[x]  OFFICER (give title)[ ]  OTHER (Specify below)

Sr. Vice President-Corporate Development & Strategy
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TABLE I.  NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
           BENEFICIALLY OWNED

1.  TITLE OF SECURITY
     Weirton Steel Corporation Common Stock

2.  TRANSACTION DATE
     6/16/00
3.  TRANSACTION CODE
     S

4.  SECURITIES ACQUIRED (A) OR DISPOSED OF (D)
    AMOUNT          (A) OR (D)           PRICE
    --------         ---------         --------
      7,000               D              4.3125


5.  AMOUNT OF SECURITIES BENEFICIALLY OWNED AT END OF MONTH
     -0-
6.  OWNERSHIP FORM: DIRECT(D) OR INDIRECT(I)

7.  NATURE OF INDIRECT BENEFICIAL OWNERSHIP


                -----------------------------------------------




TABLE II.  DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
           BENEFICIALLY OWNED (e.g. puts, calls, warrants, options, convertible securities)

1.  TITLE OF DERIVATIVE SECURITY
     Weirton Steel Convertible Voting Preferred Stock, Series A

2.  CONVERSION OR EXERCISE PRICE OF DERIVATIVE SECURITY

3.  TRANSACTION DATE (MONTH/DAY/YEAR)

4.  TRANSACTION CODE

5.  NUMBER OF DERIVATIVE SECURITIES ACQUIRED(A) OR DISPOSED OF(D)
               (A)                         (D)
         --------------                 -------------

6.  DATE EXERCISABLE AND EXPIRATION DATE (MONTH/DAY/YEAR)
          DATE EXERCISABLE           EXPIRATION DATE
          ----------------           ---------------


7.  TITLE AND AMOUNT OF UNDERLYING SECURITIES
           TITLE                    AMOUNT
          -------                  --------
  Weirton Steel Common          705 shares
8.  PRICE OF DERIVATIVE SECURITY

9.  NUMBER OF DERIVATIVE SECURITIES BENEFICIALLY OWNED AT END OF
    MONTH
     705 shares

10.  OWNERSHIP FORM OF DERIVATIVE SECURITY: DIRECT(D) OR
     INDIRECT(I)
     Indirect

11.  NATURE OF INDIRECT BENEFICIAL OWNERSHIP
     by United National Bank as Trustee for the Weirton Steel
Corporation 1989 Employee Stock Ownership Plan